EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Years Ended December 26, 2015, December 27, 2014, December 28, 2013, December 29, 2012 and
December 31, 2011
(in millions except ratio amounts)

	2015	2014	2013	2012	2011
Earnings:
Income before income taxes(a)	$7,442	$8,757	$8,891	$8,304	$8,834
Unconsolidated affiliates’ interests, net	(71)	(115)	(25)	(34)	(30)
Amortization of capitalized interest	6	6	5	2	3
Interest expense(b)	970	909	911	899	856
Interest portion of rent expense(c)	232	236	213	194	196
Earnings available for fixed charges	$8,579	$9,793	$9,995	$9,365	$9,859

Fixed Charges:
Interest expense(a)	$970	$909	$911	$899	$856
Capitalized interest	8	9	7	5	10
Interest portion of rent expense(c)	232	236	213	194	196
Total fixed charges	$1,210	$1,154	$1,131	$1,098	$1,062

Ratio of Earnings to Fixed Charges(d)	7.09	8.49	8.84	8.53	9.29

(a)
Income before income taxes for 2015 includes a pre-tax charge of $1.4 billion related to our change in accounting for our investments in our wholly-owned Venezuelan subsidiaries and our beverage joint venture.

(b)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(c)	One-third of rent expense is the portion deemed representative of the interest factor.

(d)	Based on unrounded amounts.